

Mail Stop 3233

June 26, 2017

Via E-mail
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street,
Suite 2
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **File No. 333-218453**

Dear Mr. Masucci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent you intend to use a fact sheet, please provide us with a copy for our review.

2.   Please revise your disclosure to specify that the initial Authorized Participant will be a statutory underwriter.

Prospectus Cover Page

3.	We note your disclosure that the price of a basket is equal to the net asset value of 50,000 shares on the day that the order to purchase the basket is accepted by the Distributor. Please revise your prospectus cover page to disclose the initial price that will be paid by the initial Authorized Participants and the price at which the Authorized Participants will offer the shares to the public.

Risk Factors Involved with an Investment in the Fund, page 5

Risks Associated with the Fund's Operations, page 7

An absence of "backwardation" or the presence of "contango"…, page 7

4.	Please disclose whether the futures market for the benchmark is, or has been, in contango or backwardation for the past 5 years.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any questions.


Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities


cc:	Eric D. Simanek, Esq.
	Sullivan & Worcester LLP
	Via E-mail